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10026135

SECURITI ISSION

...ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CSP Securities, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 1050
(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

SEC Mail Processing Section

FEB 2 6 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clay Deniger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSP Securities, LP, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Kandice Earwood

Notary Public

KANDICE T. EARWOOD
Notary Public, State of Texas
My Commission Expires
September 14, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2009

CSP SECURITIES, LP

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN PARTNERS' CAPITAL		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 10
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital under Net Capital Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		16 - 17

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the General Partner of
CSP Securities, LP

We have audited the accompanying statement of financial condition of CSP Securities, LP, as of December 31, 2009, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSP Securities, LP as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 19, 2010

CSP SECURITIES, LP
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 100,368
Accounts receivable	1,040,093
Prepaid expenses	7,937
Total Assets	$ 1,148,398

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable	$ 18,755
State margin tax payable	9,716
Payable to affiliate	20,804
	49,275
Partners' capital	1,099,123
Total Liabilities and Partners' Capital	$ 1,148,398

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Income
For the Year Ended December 31, 2009

Revenue:	
Success fees	$ 316,816
Consulting fees	250,000
	566,816
Expenses:	
Management fees	120,000
Incentive fees	157
Other	75,944
	196,101
Income before income taxes	370,715
State income taxes	9,716
Net Income	$ 360,999

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2009

	General Partner	Limited Partner	Total
Balance at December 31, 2008	$ 97,290	$ 2,090,834	$ 2,188,124
Capital distributions		(1,450,000)	(1,450,000)
Net income	3,610	357,389	360,999
Balance at December 31, 2009	$ 100,900	$ 998,223	$ 1,099,123

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance at December 31, 2008	$	--
Increases		--
Decreases		--
Balance at December 31, 2009	$	--

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 360,999
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in accounts receivable	1,122,934
Increase in prepaid expense	(7,937)
Decrease in accounts payable	(37,508)
Increase in payable to parent	20,804
Decrease in state margin tax payable	(11,088)
Net cash provided (used) by operating activities	1,448,204
Cash flows from investing activities	--
Cash flows from financing activities	
Capital distributions	(1,450,000)
Net cash provided (used) by financing activities	(1,450,000)
Net decrease in cash and cash equivalents	(1,796)
Cash and cash equivalents at beginning of year	102,164
Cash and cash equivalents at end of year	$ 100,368

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

CSP Securities, LP (the "Partnership"), a Delaware limited partnership, is a broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership began operation on January 26, 2006.

The Partnership raises capital from sophisticated institutional and commercial investors for high quality investment firms specializing in private equity and other alternative asset investment strategies.

The General Partner, Capstone Partners GP, LLC, manages the affairs of the Partnership.

Cash and Cash Equivalents

The Partnership treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Accounts Receivable

The Partnership utilizes the direct write-off method to record bad debts. Management believes that there were not material uncollectible accounts included in accounts receivable at year end.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal income taxes is required since the partners of the Partnership report their proportionate share of partnership taxable income or loss on their respective federal income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

Note 1 - Summary of Significant Accounting Policies, continued

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities," which permitted the Partnership to defer the implementation of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Partnership adopted FASB ASC 740 for its year ended December 31, 2009. The adoption did not have a material impact on the Partnership's financial statements.

Allocation of Income and Loss

Income or loss of the Partnership is generally allocated 99% to the Limited Partner, Capstone Partners, LP and 1% to the General Partner.

Revenue Recognition

Success fees are reflected in the period in which earned. Expense reimbursements are reflected in the period in which the corresponding expense is reflected.

Recent Pronouncements

The FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the FASB Accounting Standards Codification ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Partnership's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Partnership's financial statements.

In May 2009, the FASB issued Statement No. 165, Subsequent Events ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet

Note 1 - Summary of Significant Accounting Policies, continued

date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Partnership adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Partnership's financial statements.

See Note 7 for more information regarding the Partnership's evaluation of subsequent events.

Note 2 - Accounts Receivable

It is expected that $1,153,963 of the accounts receivable balance will be collected at various times through 2011. In order to reflect the fair value of these receivables at December 31, 2009, the Partnership reflected the receivables at $1,040,092, assuming a discount rate of 4.875%.

Note 3 - Related Party

During 2009, the Partnership incurred a management fee of $120,000 paid to the Limited Partner under an agreement that calls for a minimum management fee of $10,000 per month. At December 31, 2009, the Partnership owed an affiliate $20,804 on an unsecured, demand obligation.

The Limited Partner and the General Partner are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Partnership had net capital of approximately $69,848 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was .70 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the General Partner. Periodic distributions approved by the General Partner may be made to enable the partners to pay federal income taxes on Partnership profits, among other purposes.

Note 5 - Possession or Control Requirements

The Partnership holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 6 - Concentration Risk

During 2009, 96% of the Partnership's revenue was earned from six sources.

The Partnership maintains cash balances that may at various times exceed federally insured amounts.

Note 7 - Subsequent Events

Effective January 1, 2010, the Partnership amended the agreement with the Limited Partner. The amended agreement calls for a minimum management fee of $100,000 paid monthly to the Limited Partner instead of $10,000 per month. On January 27, 2010, the Partnership made a payment in the amount of $100,000 to Limited Partner per the agreement effective January 1, 2010.

In preparing the accompanying financial statements in accordance with FASB ASC 855, "Subsequent Events" the Partnership reviewed events that have occurred after December 31, 2009 through February 19, 2010, the date the financial statements were available to be issued. During this period, the Partnership did not have any material subsequent events other than the events disclosed above.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended
December 31, 2009

Schedule I

CSP SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$ 1,099,123
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		1,099,123
Deductions and/or charges		
Non-allowable assets:		
Other receivables less direct related expenses	$(1,021,338)	
Prepaid expenses	(7,937)	(1,029,275)
Net capital before haircuts on securities positions		69,848
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		--
Net capital		$ 69,848

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Payable to parent	$ 20,804
State margin tax payable	9,716
Total aggregate indebtedness	$ 30,520

Schedule I (continued)

CSP SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 2,036
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 64,848
Excess net capital at 1000%	$ 66,796
Ratio: Aggregate indebtedness to net capital	.44 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c 3-1 from the Partnership's computation.

Schedule II

CSP SECURITIES, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in that the Partnership does not hold customers' monies or securities.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner of
CSP Securities, LP

In planning and performing our audit of the financial statements and supplemental information of CSP Securities, LP (the "Partnership"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 19, 2010